

January 22, 2010

By U.S. Mail and facsimile (353) 1 6609137

Liam Kinsella
Company Secretary
Allied Irish Banks PLC
Bankcentre, Ballsbridge
Dublin 4, Ireland

> **Re:** **Allied Irish Banks, PLC**
> **Form 20-F for fiscal year ended December 31, 2008**
> **File Number 01-10284**

Dear Mr. Kinsella:

We have completed our review of your Annual Report on Form 20-F and related filings and have no further comments at this time.

Sincerely,

Eric Envall
Staff Attorney